UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month

                      November 2005

Commission File Number                                                                      0-26636

ASIA PACIFIC RESOURCES LTD.

Unit 1 - 15782 Marine Drive, White Rock, B.C. V4B 1E6

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F [ X ]     Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]       No [ X ]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

November 10, 2005

DESCRIPTION:

Unaudited Interim Financial Statements and Management Discussion & Analysis for the six and nine months ended September 30, 2005

Form 52-109FT2 - Certification of Interim Filings - Chief Executive Officer and Form 52-109FT2 - Certification of Interim Filings - Chief Financial Officer for Unaudited Interim Financial Statements and Management Discussion & Analysis for the six and nine months ended September 30, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      ASIA PACIFIC RESOURCES LTD.

                                        (Registrant)

Date  November 10, 2005

By                                  "Doris Meyer"

                                        (Signature)

                                 Doris Meyer, Assistant Corporate Secretary
                                                                                                                  Asia Pacific Resources Ltd.

ASIA PACIFIC RESOURCES LTD.

 MANAGEMENT DISCUSSION AND ANALYSIS

THIRD QUARTER REPORT

 FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2005

(Unaudited)

Prepared by Management

Notice to Reader

This Management Discussion and Analysis and the related consolidated interim financial statements and notes to consolidated financial statements have not been reviewed by the Company Auditors.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Three and nine month period ended September 30, 2005

Unaudited (expressed in Canadian dollars)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE COMPANY’S

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management discussion and analysis (“MD&A”) of Asia Pacific Resources Ltd. (the “Company” or “Asia Pacific”) should be read in conjunction with the accompanying unaudited consolidated financial statements for the three and nine month period ended September 30, 2005 and with the audited consolidated financial statements for the years ended December 31, 2004 and 2003, and the 10 months ended December 31, 2002, all of which are available at the SEDAR website at www.sedar.com.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

The effective date of this report is November 9, 2005.

FORWARD LOOKING STATEMENTS

This document contains “Forward Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, and Asia Pacific’s future plans are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward looking statements are based upon estimates and opinions of management on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

Description of the Business

Asia Pacific is incorporated in New Brunswick, Canada and is in the business of exploring and developing its potash concession in Thailand.  The Company is an exploration stage enterprise and holds a 90% direct and indirect beneficial interest in Asia Pacific Potash Corporation (“APPC”), a company incorporated in Thailand that holds the Udon Thani Potash Concession situated in North East Thailand. The Government of Thailand has a 10% carried interest.

The Company is a reporting issuer in all of the Canadian jurisdictions, a foreign private issuer to the Securities and Exchange Commission and trades on the Toronto Stock Exchange under the symbol APQ.

OVERVIEW OF BUSINESS

The overview of the Company’s business is unchanged from that described in the Company’s management discussion and analysis of the fiscal year ended December 31, 2004 as filed on Sedar.

RESULTS OF OPERATIONS

Summary

The Company reports a net loss of $229,995 for the three month period ended September 30, 2005, compared to a net loss of $133,823 for the three month period ended September 30, 2004.

At September 30, 2005 working capital was $3.4 million compared to $7 million at December 31, 2004.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Three and nine month period ended September 30, 2005

Unaudited (expressed in Canadian dollars)

Results of operations

The Company reports a net loss of $229,995 for the three month period ended September 30, 2005, compared to a net loss of $133,823 for the three month period ended September 30, 2004.

Interest received and other income was $25,492 for the three months to September 30, 2005 compared to $23,233 for the comparable period to September 30, 2004.

The Company’s primary efforts are devoted to the ongoing development of its potash project near to Udon Thani in North-Eastern Thailand, in particular, progressing issues raised in the review of its application for a Mining License.   In addition the Company has been engaged in discussions with prospective partners to secure financing for development of its potash concession.

Accounting and legal fees were $163,335 for the three months ending September 30, 2005 compared to $100,898 for the three months ending September 30, 2004.   The Company has been responding to due diligence enquiries from a number of potential partners and financiers and has incurred additional consulting, accounting and legal fees in the process.

Consulting fees have increased to $253,257 for the three months ending September 30, 2005 compared to $175,692 for the three months ending September 30, 2004. Consulting costs in 2005 include payments to the Company’s financial advisor in the People’s Republic of China together with work on due diligence matters referred to above.

Promotion and travel was $184,448 for the three months ended September 30, 2005 compared to $145,496 for the same period in 2004. The expense category includes travel costs, an active public information program in N.E. Thailand and external relations costs relating to working with the government at all levels to process the Company’s mining license application.

Salaries were $273,088 in the current quarter ended September 30, 2005 compared to $206,558 in the quarter ended September 30, 2004.  The increase of $66,530 recognizes the annual increases for Thailand staff on 1 January 2005 and the impact of recruiting a replacement Vice President, Operations in September 2004 as well as new Thai staff for community relations.

Transfer fees and filing costs were comparable for the three months ended September 30, 2005 to the same period in 2004.

The net loss for the current quarter includes a non-cash stock compensation recovery of $360,459 relating to the variable priced stock options as fully described in the December 31, 2004 audited financial statements.  There was no comparable expense in the quarter ending September 30, 2004.

The Company reported an unrealized foreign exchange gain of $395,421 in the current quarter ended September 30, 2005 as the exchange rate moved to 0.02829 Thai Baht for each Canadian dollar on September 30, 2005 from 0.02965 at June 30, 2005.  The impact of this change is primarily on the Future Income Tax liability held in Thai Baht and translated to Canadian dollars on consolidation.

UPDATE ON THE PROJECT

Investing activities with respect to expenditures on the potash concession were $120,521 in the three months to September 30, 2005 compared to $226,961 for three months to September 30, 2004.  Expenditure in 2005 has been on environmental monitoring and maintenance of the property.

Development of the Udon South project remains the Company’s first priority. Exploration, engineering and environmental activities for the Udon South Project have all been completed and the project, subject to the grant of the Mining License, is ready for financing and construction.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Three and nine month period ended September 30, 2005

Unaudited (expressed in Canadian dollars)

In the second quarter of 2005 the Department of Primary Industries and Mining (DPIM) completed a survey of the mine boundaries. The DPIM then made a new request that the plant site boundary also be surveyed before the survey results may be posted on the community notice boards. This activity, which we anticipate will be completed by the DPIM before the year end, must be completed before the stakeholder research program can commence.

The Environmental Department has not completed the required review of the supplementary improvements to the Environmental Impact Assessment pending completion of the survey. The Department has also requested a notification from the DPIM of an approved Mine Plan which details how the Company will mine and process the deposit.

In June 2005, the Company’s agreement with PAG Worldwide Limited expired and was not renewed.

During the quarter, the Company continued in discussions with potential partners and financiers primarily from China and Thailand. While the Company has responded to a number of due diligence enquiries, no agreements have been reached and there is no assurance of any agreements being finalized.

SUMMARY OF QUARTERLY RESULTS

The financial results for each of the eight most recently completed quarters are summarized below:

	3 months ended September 30, 2005	3 months ended June 30, 2005	3 months ended March 31, 2005	3 months ended December 31, 2004	3 months ended September 30, 2004	3 months ended September 30, 2004	3 months ended March 31, 2004	3 months ended December 31, 2003
Total revenues	$25,492	$30,351	$29,448	$33,113	$23,233	$8,953	$845	$6,842
Net profit (loss)	(229,995)	137,839	(1,166,837)	(2,496,441)	(133,823)	(254,190)	(801,345)	(1,324,913)
Net profit (loss) per share	(0.00)	0.00	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)

The Company is an exploration stage enterprise. At this time any issues of seasonality or market fluctuations do not impact revenues or expenditure.

Foreign exchange movement impacts the Company’s quarterly performance. Foreign currency monetary assets and liabilities, including the monetary assets and liabilities of the Company’s integrated subsidiaries, are translated into Canadian dollars at the exchange rate in effect at the balance sheet date.  Non-monetary assets, liabilities, revenues and expenses are translated into Canadian dollars at the rate of exchange prevailing on the respective dates of the transactions. Exchange gains and losses on translation are included in the statement of loss.

LIQUIDITY

At September 30, 2005 the working capital of the Company was $3.4 million compared to $7.0 million at December 31, 2004.

Other than for administrative expenditures, the Company will continue to spend funds on the ongoing development of its potash project, in particular, responding to issues raised in the review of its application for a Mining License.  The Company has been responding to due diligence enquiries from a number of potential partners and financers and has incurred additional consulting, accounting and legal fees and travel costs in the process.

The Company has been engaged in discussions with prospective partners to secure financing for development of its potash concession but there is no assurance that these discussions will be concluded successfully or the financing achieved.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Three and nine month period ended September 30, 2005

Unaudited (expressed in Canadian dollars)

CONTRACTUAL COMMITMENTS

Contractual commitments for expenditure by the Company are as described in Note 11 of the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2004 as filed on Sedar.

In addition in the third quarter 2005 the company finalised option agreements to purchase certain additional land. The option agreements require the Company to purchase the land within six months of receipt of the Mining License for Udon South. The total cost to the Company would be $1.7 million.

CONTINGENCIES

Contingencies for expenditure by the Company are unchanged from that described in Note 12 a, c, d and e of the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2004 as filed on Sedar.  The contingency described in Note 12 b related to a new success fee based agreement with PAG Worldwide Limited (“PAG”), specialist advisors, to assist the Company to secure an Udon South Mining License (“USML”). The new agreement included a series of milestone events, and associated payments, leading up to the issue of the USML. The milestones were not achieved. The agreement was terminated and the options granted at the initiation of the PAG contract were cancelled on June 17, 2005.

PROPOSED TRANSACTIONS

The Company continues its ongoing fund raising efforts to ensure that it can meet its commitments on receipt of the Mining License; for working capital and administrative expenses; to purchase additional land and/or surface rights and ultimately for construction of the mine facilities. There is no assurance that the Company will be able to raise some or all of the required funds.

The Company expects that the implementation of the project will involve a commercial relationship with one or more other companies for the purposes of market development and to obtain debt and equity financing to implement the project. The level of third party equity participation to finance the project relative to the level of debt financing potentially will have a diluting effect on existing shareholders directly or on the Company’s holding in the project.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity materially decreasing over and above current projected expenditures.

CRITICAL ACCOUNTING POLICIES

The critical accounting policies of the Company are unchanged from that described in the Company’s management discussion and analysis of the fiscal year ended December 31, 2004 as filed on Sedar.

RISKS AND UNCERTAINTIES

The risks and uncertainties affecting the Company are unchanged from that described in the Company’s management discussion and analysis of the fiscal year ended December 31, 2004 as filed on Sedar.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Three and nine month period ended September 30, 2005

Unaudited (expressed in Canadian dollars)

OUTSTANDING SHARE DATA

The Company’s authorized share capital is unlimited.

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Common Share Purchase Options
Balance September 30, 2005	598,778,796	142,968,052	21,574,500
Change	-	-	-
Balance November 9, 2005	598,778,796	142,968,052	21,574,500

OTHER INFORMATION

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com.

Approved by the Board of Directors:

“John Bovard”

“Robert G. Connochie”

John Bovard

Robert G. Connochie

President and Director

Director

November 9, 2005

ASIA PACIFIC RESOURCES LTD.

 THIRD QUARTER REPORT

 FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2005

Unaudited (prepared by management)

Stated in Canadian dollars

Notice to Reader

These interim financial statements of Asia Pacific Resources Ltd. have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.  In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed these interim financial statements, notes to financial statements and the related quarterly Management Discussion and Analysis.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Three and nine month period ended September 30, 2005

Unaudited (expressed in Canadian dollars)

ASIA PACIFIC RESOURCES LTD.
Interim Consolidated Balance Sheet
September 30, 2005 and December 31, 2004
(expressed in Canadian dollars)
	September 30	December 31
	2005 (Unaudited)	2004 (Audited)

ASSETS
CURRENT
Cash	$3,465,250	$7,138,196
Accounts receivable	18,556	4,704
Prepaid expenses	102,545	54,072
Other current assets	99,652	99,028
TOTAL CURRENT ASSETS	3,686,003	7,296,000

INVESTMENT IN POTASH CONCESSION (Note 3)	91,434,209	90,749,721
INVESTMENT IN LAND	7,954,696	7,946,308
PROPERTY AND EQUIPMENT (Note 4)	267,280	255,108
	$103,342,188	$106,247,137

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$294,660	$328,840
FUTURE INCOME TAXES	12,995,435	14,231,127
	13,290,095	14,559,967

SHAREHOLDERS’ EQUITY
Share Capital (Note 5)	170,386,125	169,939,997
Contributed surplus (Note 5)	1,457,186	2,279,398
Deficit	(81,791,218)	(80,532,225)
	90,052,093	91,687,170
	$103,342,188	$106,247,137
GOING CONCERN (Note 1)
COMMITMENTS (Note 7)
CONTINGENCIES (Note 7)

Approved by the Board of Directors on November 9, 2005
“John Bovard”	“Robert G. Connochie”
John Bovard, Director	Robert G. Connochie, Director

The accompanying notes form an integral part of these consolidated financial statements

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Three and nine month period ended September 30, 2005

Unaudited (expressed in Canadian dollars)

ASIA PACIFIC RESOURCES LTD.
Interim Consolidated Statements of Loss and Deficit
For the three and nine months ended September 30, 2005 and September, 2004
(expressed in Canadian dollars)

	Three months ended		Nine months ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

EXPENSES
Accounting and legal	$ 163,335	$ 100,898	$ 429,846	$ 292,597
Amortization of property and equipment	17,124	9,470	52,281	27,050
Consulting	253,257	175,692	744,695	399,004
Interest and bank charges	697	1,861	6,606	37,249
Office and miscellaneous	89,383	116,699	286,234	311,546
Promotion and travel	184,448	145,496	608,656	880,562
Rent	24,337	22,162	76,456	62,204
Salaries	273,088	206,558	937,088	725,539
Stock compensation expense	(360,459)	-	(775,435)	(1,091,856)
Transfer fees and filing costs	5,698	4,117	53,423	59,351
	650,908	782,953	2,419,849	1,703,246

LOSS BEFORE THE UNDERNOTED	(650,908)	(782,953)	(2,419,849)	(1,703,246)

INTEREST AND OTHER INCOME	25,492	23,233	85,291	33,031
FOREIGN EXCHANGE (LOSS) GAIN	395,421	625,897	1,075,565	480,857
NET PROFIT (LOSS) FOR THE PERIOD	(229,995)	(133,823)	(1,258,993)	(1,189,358)

DEFICIT, BEGINNING OF PERIOD	(81,561,223)	(77,901,961)	(80,532,225)	(76,846,426)

DEFICIT, END OF PERIOD	$ (81,791,218)	$ (78,035,784)	$ (81,791,218)	$ (78,035,784)

LOSS PER SHARE	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

WEIGHTED AVERAGE NUMBER OF	595,778,796	564,199,550	595,711,117	510,704,568
SHARES OUTSTANDING

The accompanying notes form an integral part of these consolidated financial statements

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Three and nine month period ended September 30, 2005

Unaudited (expressed in Canadian dollars)

ASIA PACIFIC RESOURCES LTD.
Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2005 and September 30, 2004
(expressed in Canadian dollars)
	Three months ended			Nine months ended
	September 30, 2005	September 30, 2004		September 30, 2005	September 30, 2004
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)

CASH FLOW TO OPERATING ACTIVITIES
Net profit (loss) for the period	$ (229,995)	$ (133,823)		$ (1,258,993)	$ (1,189,358)
Items not involving cash
Amortization of property and equipment	17,124	9,470		52,281	27,050
Foreign exchange (gain) loss and other	(624,737)	(1,038,165)		(1,235,692)	(1,000,957)
Stock compensation expense	(360,459)			(775,435)	(1,091,856)
	(1,198,067)	(1,162,518)		(3,217,839)	(3,255,121)
Change in non-cash operating working capital items	62,810	265,992		(97,129)	(166,362)
	(1,135,257)	(1,428,510)		(3,314,968)	(3,421,483)

CASH FLOW FROM FINANCING ACTIVITIES
Issue of share capital	-			399,351	11,808,205
	-			399,351	11,808,205

CASH FLOW TO INVESTING ACTIVITIES
Purchase of capital assets	(1,068)	(42,337)		(64,453)	(66,826)
Investment in land	(4,685)	(5,640)		(8,388)	(5,839)
Investment in potash concession	(120,521)	(226,961)		(684,488)	(533,161)
(Increase) decrease in deposit	-	13,730		-	7,552
	(126,274)	(261,208)		(757,329)	(598,274)
NET CASH INFLOW (OUTFLOW)	(1,261,531)	(1,689,718)		(3,672,946)	7,788,448
CASH POSITION, BEGINNING OF PERIOD	4,726,781	9,861,899		7,138,196	383,733
CASH POSITION, END OF PERIOD	$ 3,465,250	$ 8,172,181		$ 3,465,250	$ 8,172,181

Supplemental Disclosure:
Change in non-cash operating working capital items:
Accounts receivable	$ 1,859	$ (1,605)		$ (13,852)	$ 12,376
Prepaid expenses and deposits	67,057	(50,645)		(48,473)	59,752
Other current assets	32,721	(6,194)		(624)	(5,408)
Accounts payable and accrued charges	(38,827)	(207,548)		(34,180)	(233,082)
	$ 62,810	$ (265,992)		$ (97,129)	$ (166,362)
Cash receipts for interest	$ 25,492	$ 23,263		$ 85,291	$ 31,720
Cash payments for interest	$ -	$ -	-	$ -	$ -

The accompanying notes form an integral part of these consolidated financial statements

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three and nine month periods ending September 30, 2005

Unaudited (expressed in Canadian dollars)

1. NATURE OF OPERATIONS

Asia Pacific Resources Ltd. (the “Company”) is incorporated in New Brunswick, Canada and is in the business of exploring and developing its potash concession in Thailand.  These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business.  The Company incurred a net loss of $1.3 million for the nine months ended September 30, 2005 compared to the net loss of $1.2 million for the nine months ended September 30, 2004.

The Company’s continuing ability to meet its obligations as they come due, complete development of the potash concession and continue as a going concern, is dependent upon its ability to raise additional funds.

These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

2.  ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent audited annual financial statements and should be read in conjunction with the consolidated financial statements and the accompanying notes for the year ended December 31, 2004 that may be read on www.sedar.com.

3.  INVESTMENT IN POTASH CONCESSION

The investment in potash concession consists of the following:

	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Balance, beginning of period	$ 90,749,721	$ 89,580,496
Deferred exploration and development expenditures	684,488	533,161
Balance, end of period	$ 91,434,209	$ 90,113,657

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three and nine month periods ending September 30, 2005

Unaudited (expressed in Canadian dollars)

4.  PROPERTY AND EQUIPMENT

		September 30		December 31,
	2005			2004
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Furniture and fixtures	$299,250	$241,639	$57,611	$58,026
Exploration equipment	11,598	11,598	-	-
Vehicles	27,689	27,689	-	231
Leasehold improvements	179,702	123,448	56,254	47,354
Computer equipment	303,901	150,486	153,415	149,497
	$822,140	$554,860	$267,280	$255,108

A motor vehicle; cost C$36,054 with zero net book value, was disposed of in the second quarter.

5.  SHARE CAPITAL

a)

Details of share capital from December 31, 2004 to September 30, 2005 are as follows:

	Number of shares	Capital stock	Contributed surplus
Balance at December 31, 2004	595,367,046	169,939,997	2,279,398
Warrants exercised	3,000,000	375,000
Broker units exercised	211,750	38,128	(13,777)
Fair value of shares issued for compensation	200,000	33,000	(33,000)
Stock-based compensation	-	-	(775,435)
Balance at September 30, 2005	598,778,796	170,386,125	1,457,186

b)

Share purchase warrants outstanding at September 30, 2005:

Number of	Exercise
Shares	Prices $	Expiry Date

123,517,852	0.125	May 26, 2006 *
9,725,100	0.115	May 26, 2006 **
9,725,100	0.125	May 26, 2006 ***
142,968,052

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three and nine month periods ending September 30, 2005

Unaudited (expressed in Canadian dollars)

*  Each warrant entitles the holder to acquire one common share of the Company at a price of C$0.125 from the date of issue until the earlier of May 26, 2006 and 10 business days following the deemed receipt by the holder of notice by the Company of the issuance of the Udon South Mining License.

**  Each broker warrant entitles the holder to purchase one broker unit at a price of $0.115 for each broker warrant exercised.  Each broker unit consists of one common share and one common share purchase warrant entitling the holder to acquire one common share at a price of $0.125 until May 26, 2006.  The $1,266,034 fair value of the broker units was recorded to contributed surplus at the time of issue, broken down as to $646,522 for the fair value of the broker unit and $619,512 for the underlying common share purchase warrant included in the broker unit.  As the broker units and as the underlying broker warrants are exercised the fair value of each will be transferred from contributed surplus to share capital.

*** These common share purchase warrants are not outstanding at September 30, 2005 and will be issued as the broker units described in ** above are exercised.

A summary of share purchase warrant activity during the nine month period ending September 30, 2005 is as follows:

		Weighted
	Common	Average
	Shares	Exercise Price

Balance, December 31, 2004	148,587,965	$0.130
Warrants exercised	(3,000,000)	(0.125)
Broker units exercised	(211,750)	(0.115)
Warrants expired	(2,408,163)	(0.170)
Balance, September 30, 2005	142,968,052	$0.120

c)

A summary of share option activity during the nine month period ending September 30, 2005 is as follows:

	Options Outstanding
	Number of	Weighted
	Common	Average
	Shares	Exercise Price
Balance, December 31, 2004	21,574,500	$0.10
Granted	6,000,000	0.18
Cancelled	(6,000,000)	(0.18)
Balance, September 30, 2005	21,574,500	$0.10

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three and nine month periods ending September 30, 2005

Unaudited (expressed in Canadian dollars)

The following table summarizes information concerning outstanding and exercisable options at September 30, 2005:

Number	Number	Exercise
of Options	of Options	Price
Outstanding	Exercisable	per Share	Expiry Date

16,874,500	16,874,500	$0.109	September 9, 2007
2,700,000	1,800,000	0.077	November 24, 2007
1,000,000	666,667	0.065	May 18, 2008
1,000,000	333,334	0.100	September 6, 2009
21,574,500	19,674,501

The weighted average exercise price of the 19,674,501 exercisable stock options at September 30, 2005 is $0.10.

Stock options outstanding at September 30, 2005 consist of 21,574,500 options some of which have variable exercise prices as described above. The weighted average exercise price has been calculated based on the exercise price which is effective until the next anniversary of the grant date.

6.  RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements include consulting and management fees of $272,325 (nine months ended September 30, 2004 - $216,548) paid to directors or officers or to companies controlled by or affiliated to directors or officers.

7.  COMMITMENTS AND CONTINGENCIES

In the first quarter 2005 the Company entered into a new success fee based agreement with PAG Worldwide Limited (“PAG”), specialist advisors, to assist the Company to secure an Udon South Mining License (“USML”). The new agreement included a series of milestone events, and associated payments, leading up to the issue of the USML. The milestones were not achieved. The agreement was terminated and the options granted at the initiation of the agreement with PAG were cancelled on June 17, 2005.

In the third quarter 2005 the company finalised option agreements to purchase certain additional land. The option agreements require the Company to purchase the land within six months of receipt of the Mining License for Udon South. The total cost to the Company would be $1.7 million.

8.  SEGMENTED INFORMATION

The Company considers its business to consist of one operating segment, and the majority of its operations and capital assets are located in Thailand.  Capital assets consist of investment in potash concession, investment in land and property and equipment.

Unit 1 – 15782 Marine Drive, White Rock, B.C. V4B 1E6

Tel: (604) 536-2711  |  Fax: (604) 536-2788

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, John Bovard, President and Chief Executive Officer of Asia Pacific Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Asia Pacific Resources Ltd. (the “Issuer”) for the interim period ending September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Dated:   November 9, 2005

“signed” John Bovard

______________________________________________

John Bovard, President and Chief Executive Officer

Unit 1 – 15782 Marine Drive, White Rock, B.C. V4B 1E6

Tel: (604) 536-2711  |  Fax: (604) 536-2788

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Robert A. Scott, Chief Financial Officer and Corporate Secretary of Asia Pacific Resources Ltd., certify that:

4.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Asia Pacific Resources Ltd. (the “Issuer”) for the interim period ending September 30, 2005;

5.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Dated:   November 9, 2005

“signed” Robert A. Scott

_____________________________________________________

Robert A. Scott, Chief Financial Officer and Corporate Secretary